Exhibit 99.1

CI Financial Reports Total Assets of $338.1 Billion for September 2022

Positive Canadian asset management flows for the quarter with $600 million in Canadian retail

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--October 17, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary total assets of $338.1 billion as at September 30, 2022, consisting of asset management assets of $114.2 billion, Canadian wealth management assets of $74.0 billion, and U.S. wealth management assets of $149.9 billion.

CI also reported preliminary net sales results for its asset management businesses for the third quarter of 2022. Overall, CI had net sales of $0.2 billion, driven by Canadian retail with net sales of $0.6 billion.

CI FINANCIAL CORP. September 30, 2022 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	September 2022	August 2022	% Change	September 2021	% Change
Asset management (1)	$114.2	$119.0	-4.0%	$139.4	-18.1%
Canada wealth management	$74.0	$76.5	-3.3%	$76.9	-3.8%
U.S. wealth management (2)	$149.9	$150.4	-0.3%	$97.0	54.5%
TOTAL ASSETS	$338.1	$345.9	-2.3%	$313.2	8.0%
AVERAGE AUM	September 2022	August 2022	June 2022	Fiscal 2021	% Change
Monthly average	$117.4	$121.9	-	-	-3.7%
Quarter-to-date average	$119.1	-	$125.4	-	-5.0%
Year-to-date average	$127.5	-	-	$137.9	-7.5%
  Includes $30.4 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at September 30, 2022 ($31.7 billion at August 31, 2022 and $34.7 billion at September 30, 2021).
  Month-end USD/CAD exchange rates of 1.3813, 1.3134 and 1.2680 for September 2022, August 2022 and September 2021, respectively.

PRELIMINARY QUARTER-END NET SALES RESULTS (C$ billions)
Asset Management Segment	3Q22	2Q22	1Q22	4Q21	3Q21
Canadian retail	$0.6	($0.4)	($0.9)	$0.1	$0.7
Canadian institutional	($0.0)	($3.2)	($0.3)	($0.3)	($0.1)
Australian asset management	($0.4)	($0.1)	($0.3)	$0.1	$0.2
U.S. asset management	$0.1	($0.2)	$0.4	$0.3	$0.2
Closed business	($0.1)	($0.2)	($0.2)	($0.2)	($0.1)
TOTAL	$0.2	($4.1)	($1.2)	($0.0)	$0.8

About CI Financial

CI Financial Corp. is a diversified global asset and wealth management company operating primarily in Canada, the United States and Australia. Founded in 1965, CI has developed world-class portfolio management talent, extensive capabilities in all aspects of wealth planning, and a comprehensive product suite.

CI operates in three segments:

  Asset Management, which includes the operations of CI Global Asset Management and Australia-based GSFM Pty Ltd.
  Canadian Wealth Management, which includes the operations of CI Assante Wealth Management, Aligned Capital Partners, CI Private Wealth (Canada), Northwood Family Office, CI Direct Investing and CI Investment Services.
  U.S. Wealth Management, which includes CI Private Wealth US, a national network of best-in-class wealth management teams.

CI is headquartered in Toronto and listed on the Toronto Stock Exchange (TSX: CIX) and the New York Stock Exchange (NYSE: CIXX). To learn more, visit CI’s website or LinkedIn page.

This communication is intended for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to purchase mutual funds managed by CI Global Asset Management and is not, and should not be construed as, investment, tax, legal or accounting advice, and should not be relied upon in that regard. Every effort has been made to ensure that the material contained in this document is accurate at the time of publication. Individuals should seek the advice of professionals, as appropriate, regarding any particular investment. Investors should consult their professional advisors prior to implementing any changes to their investment strategies. These investments may not be suitable to the circumstances of an investor.

CI Global Asset Management is a registered business name of CI Investments Inc., a wholly owned subsidiary of CI Financial Corp.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com